UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☑     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the Fiscal Year Ended December 31, 2004

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the Period from ________ to ________

          Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.
7000 Cardinal Place Dublin, Ohio 43017

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

As of and for the Years Ended December 31, 2004 and 2003

Page
Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedules*:
Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	10
Schedule H, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions	11
Signature	12
Exhibit:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.01
EX-23.1

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Financial Benefit Plans Committee of the
Syncor International Corporation
Employees’ Savings and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of Syncor International Corporation Employees’ Savings and Stock Ownership Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (held at end of year) as of December 31, 2004 and the Schedule of Delinquent Participant Contributions are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio
June 22, 2005

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	December 31
	2004	2003

Assets
Investments in Master Trust	$109,666,390	$20,917,077
Investments (see Note 3)	—	99,082,757
Participant loans	3,023,006	2,861,970
Cash	175,987	232,785
Interest receivable	12,165	—

Net assets available for benefits	$112,877,548	$123,094,589

The accompanying notes are an integral part of these financial statements.

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2004 and 2003

	2004	2003

Additions to net assets attributed to:
Interest and dividend income	$710,313	$944,248
Net appreciation in the fair value of investments	259,468	9,554,408
Plan’s interest in Master Trust net investment gain	2,740,059	1,301,489

Total investment income	3,709,840	11,800,145
Contributions:
Company	—	1,462,411
Participant	—	4,401,666

Total contributions	—	5,864,077
Total additions	3,709,840	17,664,222
Deductions from net assets attributed to:
Benefits paid to participants	13,840,358	15,774,361
Administrative expenses	86,523	10,666

Total deductions	13,926,881	15,785,027
Net (decrease) increase	(10,217,041)	1,879,195
Net assets available for benefits:
Beginning of year	123,094,589	121,215,394

End of year	$112,877,548	$123,094,589

The accompanying notes are an integral part of these financial statements.

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

Notes to Financial Statements
As of and for the Years Ended December 31, 2004 and 2003

1.	DESCRIPTION OF PLAN

General

The Syncor International Corporation Employees’ Savings and Stock Ownership Plan (the “Plan”) is a defined contribution plan covering substantially all employees of Cardinal Health, 414, Inc. (“Syncor”, which was formerly known as Syncor International Corporation) not covered by a collective bargaining agreement who have attained age 18 and completed three months of employment, as defined, prior to August 1, 2003. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan acquired 1,750,000 shares of Syncor common stock with funds borrowed from or guaranteed by the Company. As of December 31, 2001, all such borrowings had been fully repaid. With the acquisition of Syncor by Cardinal Health, Inc. (the “Company” or “Cardinal Health”) as of January 1, 2003 (the “Effective Date”), the common stock of Syncor International Corporation was converted to Cardinal Health common shares of equal fair value on the Effective Date. As of July 1, 2003, all active participants in the Plan were permitted to begin participating in a Cardinal Health sponsored retirement plan. On and after July 1, 2003, participants in the Plan were not permitted to make contributions to the Plan. There are no other changes to the provisions of the Plan.

The Cardinal Health, Inc. U.S. Qualified Plans Master Trust (formerly the Master Trust for Retirement Plans of Cardinal Health, the “Master Trust”) was established for the Plan and certain other plans of the Company. At December 31, 2003, certain Plan investments were not included in the Master Trust. At December 31, 2004, all of the Plan’s investments were included in the Master Trust.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company had previously established a Benefits Policy Committee (the “Committee”) that was responsible for the general operation and administration of the Plan. In December 2004, the Company established a Financial Benefit Plans Committee that assumed the responsibilities for the general operation and administration of the Plan in 2005.

During 2004, the Committee authorized the change from Putnam Fiduciary Trust Company (“Putnam”) as the Plan trustee, record keeper and asset custodian to Fidelity Management Trust Company (“Fidelity”).

Contributions

Prior to July 1, 2003, participants contributed from 1% to 14% of their compensation, as defined. Participants were able to direct the investment of their contributions into various investment options offered by the Plan. Prior to May 1, 2000, participants could change their deferral percentage quarterly (January 1, April 1, July 1 or October 1). In addition, prior to April 1, 2003, participants could direct an additional 1% or 2% of tax-deferred contributions to the Stock Investment Participant account, which invests in Cardinal Health common shares or Syncor common stock through trustee purchases on the open market or directly from Cardinal Health or Syncor. On and after April 1, 2003, participants could direct their contributions to any of the available investment options under the Plan. On and after July 1, 2003, participants may no longer make contributions to the Plan.

Prior to April 1, 2003, all employer contributions were made in the form of Cardinal Health common shares or Syncor common stock. Cardinal Health or Syncor matched an additional 50% of the participant’s contributions in the Stock Investment Participant account with Cardinal Health common shares or Syncor common stock, up to the first 4% of the their compensation. For those employees who became participants on or after August 1, 2001,

Cardinal Health or Syncor did not match the participant’s contributions until the employee had been a participant for nine calendar months. The Company also contributed one Cardinal Health common share or one share of Syncor common stock to match each whole common share or share of common stock purchased with participants’ tax-deferred compensation. All employer contributions were held in the participants’ Stock Investment Company account. On and after April 1, 2003, all employer contributions were made in the form of cash with matching contributions made pursuant to a discretionary formula determined by the Company and communicated to participants.

Prior to August 1, 2003, the Committee could also approve a special allocation of Cardinal Health common shares or Syncor common stock to certain participants’ accounts to allow the Plan to pass applicable Internal Revenue Service non-discrimination tests. Total annual additions to a participant’s account may not exceed the lesser of $40,000 or 100% of the participant’s compensation.

The Plan also provided for a Syncor Cash Bonus account, specially designed for foreign employees, to hold Syncor cash bonus contributions.

Participant Accounts

Individual accounts are maintained for participant and employer contributions. Earnings were allocated to the participant account balances on a daily basis. A participant is entitled to the benefit provided from the participant’s vested account balance. All amounts in participant accounts are participant-directed.

Investment Options and Diversification

Prior to August 1, 2003, the Plan offered 24 investment options. On and after August 1, 2003, the Plan offers 10 investment options. Participants could direct their contributions, in 1% increments, in any of the investment options.

Subsequent to January 1, 2002 and prior to April 1, 2003, a participant under the age of 55 who has been a participant at least 10 years may diversify a portion of their Stock Investment Company account and Stock Investment Participant account. Such participant may diversify 10% of the number of shares of Company stock allocated to the Stock Investment Company account and Stock Investment Participant account. A participant 55 or older who was a participant at least 10 years may diversify 25%, and in the fifth plan year after attaining age 55 may diversify 50% of the number of shares of Company stock allocated to the Stock Investment Company account and Stock Investment Participant account. On and after April 1, 2003, any participant, regardless of age or service, may direct the investment of all amounts held in their accounts in the Plan into any of the available investment options under the plan.

Vesting

Participants are vested immediately in their elective contributions, plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. Prior to August 1, 2003, the graded vesting schedule provided that a participant was 100% vested after five years of vesting service. On and after August 1, 2003, active participants in the Plan are subject to a cliff vesting schedule providing that a participant is 100% vested after three years of vesting service (with preservation of prior vesting levels, as applicable). Participants are 100% vested at age 65 or in the case of disability or death, as defined.

Forfeitures

Prior to August 1, 2003, forfeitures were allocated each year to the participant accounts based on the percentage of each participant’s compensation to total compensation, as defined. There were no forfeitures allocated to participant accounts in 2003. On and after August 1, 2003, forfeitures may be used to pay reasonable administrative expenses of the Plan or to reduce employer contributions to the Plan, as determined by the Committee. Forfeitures used to reduce employer contributions or pay reasonable expenses of the Plan were $2,720 and $3,753, respectively, during 2004 and 2003. At December 31, 2004 and 2003, total forfeited non-vested accounts were $1,788,495 and $1,551,084, respectively.

Administrative Expenses

Prior to August 1, 2003, administrative expenses were paid by the Company, excluding loan fees. As of August 1, 2003, administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.

Participant Loans

Prior to August 1, 2003, participants could borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. On and after August 1, 2003, the minimum loan amount is $1,000. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant’s account and bear interest at Prime rate plus 1% set monthly for the life of the loan, subject to changes by the Committee. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Payment of Benefits

Upon termination of employment, death, retirement or disability, all distributions will be made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or obtaining age 59½, as defined.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments, other than participant loans, are stated at fair value. Fair value is determined by the asset custodian using quoted market prices. Participant loans are valued at contract value plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Payment of Benefits

Benefit payments are recorded when paid.

3.	INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan’s assets were as follows:

	December 31
	2004		2003

Investments in Master Trust	$109,666,390		$20,917,077
Mutual Funds:
Montag & Caldwell Stock Fund - 0 and 408,365 shares, respectively	-	*	8,935,031
Dodge & Cox Stock Fund - 0 and 69,047 shares, respectively	-	*	7,856,164
Artisan Mid Cap Fund - 0 and 265,432 shares, respectively	-	*	6,842,838
Cardinal Health, Inc. common shares - 0 and 1,084,830 shares, respectively	-	*	66,348,223

* Shown for comparative purposes only

Net appreciation (depreciation) in the fair value of investments was as follows:

	2004	2003

Mutual funds	$3,276,731	$7,152,342
Cardinal Health, Inc. common shares	(3,017,263)	2,402,066

Total net appreciation in the fair value of investments	$259,468	$9,554,408

4.	ASSETS HELD IN MASTER TRUST

The Master Trust assets are valued by the trustee daily using quoted market prices and are allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan’s interest in Master Trust net investment gain presented in the statement of changes in net assets available for benefits, consists of the unrealized and realized gains (losses) and the dividends on those investments.

The assets in the Master Trust were as follows:

	December 31
	2004	2003

Investments, at fair value:
Mutual funds	$734,740,375	$139,473,081
Common collective trusts	478,844,061	528,517,519
Cardinal Health, Inc. common shares	326,734,465	—
Cash	1,179,969	—

Total assets in Master Trust	$1,541,498,870	$667,990,600

The investment income of the Master Trust was as follows:

	2004	2003

Dividend and interest income	$18,355,879	$12,865,382
Net appreciation in the fair value of investments:
Mutual funds	17,897,256	20,064,958
Common collective trusts	26,491,647	36,919,358
Cardinal Health, Inc. common shares	1,979,070	—

Net appreciation in the fair value of investments	46,367,973	56,984,316

Total investment income of Master Trust	$64,723,852	$69,849,698

The Plan’s share of investments in the Master Trust was 7%, or $109,666,390, and 3%, or $20,917,077, at December 31, 2004 and 2003, respectively. The Plan’s share of cash in the Master Trust was 15%, or $175,987 at December 31, 2004.

5.	INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated March 14, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

6.	RISKS AND UNCERTAINTIES

The Plan has a participant-directed investment in Cardinal Health, Inc. common shares and other investment securities that are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	PARTIES-IN-INTEREST

Certain Plan investments held by the Master Trust at December 31, 2004 were shares of mutual funds managed by Fidelity. During 2004, Fidelity became the trustee as defined by the Plan, and, therefore, transactions involving these funds were considered party-in-interest transactions.

The Plan’s holdings of $48,513,116 of Cardinal Health, Inc. common shares were held by the Master Trust at December 31, 2004. The Plan held $66,348,223 of Cardinal Health, Inc. common shares at December 31, 2003.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003

Net assets available for benefits per the financial statements	$112,877,548	$123,094,589
Less: Amounts allocated to withdrawing participants at December 31, 2004	(23,826)	—
Less: Interest receivable	(12,165)
Less: Deemed distributions of participant loans	(120,356)	(28,094)

Net assets available for benefits per Form 5500	$112,721,201	$123,066,495

The following is a reconciliation of the net (decrease) increase in net assets available for benefits per the financial statements to the Form 5500:

	2004	2003

Net (decrease) increase in assets per the financial statements	$(10,217,041)	$1,879,195
Less: Amounts allocated to withdrawing participants at December 31, 2004	(23,826)	—
Less: Interest receivable	(12,165)
Less: Deemed distributions of participant loans	(92,262)	(28,094)

Net income (loss) increase per Form 5500	$(10,345,294)	$1,851,101

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

	2004	2003

Benefits paid to participants per the financial statements	$13,840,358	$15,774,361
Plus: Amounts allocated to withdrawing participants at December 31, 2004	23,826	—
Less: Corrective distributions	—	(3,161)

Benefits paid to participants per Form 5500	$13,864,184	$15,771,200

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or prior to December 31, 2004, but not yet paid at that date.

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year) *
December 31, 2004

EIN: 31-0958666          Plan Number: 060

(a)	(b)	(c)	(e)

	Identity of issuer,	Description of investment including
	borrower, lessor or	maturity date, rate of interest,
	similar party	maturity or par value	Current value

	Loans:
* *	Participant loans	Interest rates ranging from 5.0% to	$2,902,650
		11.5% with varying maturity dates
		through 2019

	Total		$2,902,650

* Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

* * Denotes party-in-interest

Syncor International Corporation Employees’ Savings and Stock Ownership Plan

Schedule H, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions
December 31, 2004

EIN: 31-0958666          Plan Number: 060

	Total that constitute nonexempt prohibited transactions
Participant			Contributions	Total full
contributions		Contributions	pending	corrected under
transferred late to	Contributions not	corrected outside	correction in	VFCP and PTE
Plan	corrected	VFCP	VFCP	2002-51
$ 236,362	$—	$236,362	$—	$—

$ 236,362	$—	$236,362	$—	$—

In 2000, contributions to the Plan of employee salary deferrals and loan repayments in the amount of $236,362 were delayed from May 1, 2000 to May 25, 2000 due to a change in recordkeepers and payroll reporting issues. All employee salary deferrals and loan repayments were contributed on May 25, 2000. However, earnings on the delayed contributions were not contributed to the Plan until January 12, 2005 after review and consultation regarding the correction methodology with the Department of Labor. As of January 12, 2005, all contributions and earnings had been made to the Plan and the prohibited transaction was fully corrected.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SYNCOR INTERNATIONAL CORPORATION EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN
Date: June 29, 2005	/s/ Susan Nelson
Susan Nelson
Financial Benefit Plans Committee Member